UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 29, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LDR Holding Corporation

File Nos. 001-36095 and 333-190829 - CF#32092
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      LDR Holding Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 20, 2015 and requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 26, 2013, as amended.

      Based on representations by LDR Holding Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.32	10-K	February 20, 2015	through October 1, 2018
10.27	S-1	August 26, 2013	through October 1, 2018

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary